

July 30, 2010

<u>**Via Facsimile (212) 245-3009 and U.S. Mail**</u>
Mitchell Hollander, Esq.
Kane Kessler P.C.
1350 Avenue of the Americas
New York, NY 10019

**Re:     Crown Crafts, Inc.**
        **Definitive Additional Soliciting Materials filed on Schedule 14A**
        **filed July 29, 2010 by**
        **Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value,**
        **L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital**
        **Management, LLC, Wynnefield Capital, Inc., Channel Partnership II, L.P.,**
        **Wynnefield Capital, Inc. Profit  Sharing & Money Purchase Plan, Nelson Obus,**
        **Joshua H. Landes, Jon C. Biro, Melvin L. Keating**
        **File No. 1-07604**

Dear Mr. Hollander:

        We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.  We remind you of prior comment 5 of our initial letter dated July 8, 2010. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please provide support for the assertion that the Board reverted to actions that were worse for non Board/ management stockholders following the 2007 and 2008 elections. Similarly, please provide support for the assertion that each of the nominees possesses Board "turnaround experience."

2.  We refer to the statement that "the management controlled Board of Crown Crafts is [now] in real danger of being unable to preserve the status quo…" Please be mindful of Rule 14a-9 (d) and avoid statements which could be read as predictive of the results of the solicitation.

3.  We remind you of prior comment 1 of our letter dated July 14, 2010. Please file revised materials to correct the assertion that the Board voted down the opportunity to undertake a strategic review. In this regard, as noted in our prior comments, although the participants may take issue with the type of review conducted or methodology used, there does not appear to be any basis for stating that the Board "voted down the opportunity to undertake a complete strategic examination…" Please file revised materials consistent with this comment.

4.  As noted in prior comments, in future soliciting materials, please contextualize statements regarding your nominees' abilities to effect change if elected by consistently referencing throughout the disclosure that they would constitute only a minority of the Board if elected.

5.  In future filings, please avoid making statements that are unsupported. In this regard, there does not appear to be a basis for the statement that without the Wynnefield nominees on the Board, there will "certain[ly] …be no meaningful strategic change at Crown Crafts…". Similarly, please avoid making the statement that without the Wynnefield nominees, the participants are "certain" a valuation "will never be undertaken…"

6.  We note that the participants characterize the Standstill Agreement as an effort to "freeze" them from acting. In future filings, please provide balance to any similar statement by disclosing that the participants voluntarily negotiated and agreed to terms outlined in the Standstill Agreement.

7.  We refer to prior comment 5 of our letter dated July 14, 2010 and your deletion of assertions in the proxy statement relating to Mr. Chestnut's absences. Please refrain from making unsupported assertions regarding Mr. Chestnut's absences and/or implying the

reasons for such absences without setting forth the basis for your statements.  Provide us supplementally with support for the assertions made.  We may have further comment.

\*        \*        \*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the filing persons acknowledging that:

- The participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions